Exhibit 12.2
Idaho Power Company
Consolidated Financial Information
Ratio of Earnings to Fixed Charges and Supplemental Ratio of Earnings to Fixed Charges
(Thousands of Dollars)

	Nine Months
	Ended	Twelve Months Ended
	September 30,	December 31,
	2010	2009	2008	2007	2006	2005
RATIO OF EARNINGS TO FIXED CHARGES

Earnings, as defined:
Income from continuing operations before income taxes	$123,916	$158,080	$131,715	$111,965	$137,890	$115,764
Adjust for distributed income of equity investees	(7,283)	2,464	(6,772)	(5,553)	(9,347)	(10,370)
Fixed charges, as below	62,740	78,543	77,568	68,272	60,687	57,739
Total earnings, as defined	$179,373	$239,087	$202,511	$174,684	$189,230	$163,133

Fixed charges, as defined:
Interest charges[1]	$62,013	$77,580	$76,711	$67,386	$59,955	$56,866
Rental interest factor	727	963	857	886	732	873
Total fixed charges, as defined	$62,740	$78,543	$77,568	$68,272	$60,687	$57,739

Ratio of earnings to fixed charges	2.86 x	3.04 x	2.61 x	2.56 x	3.12 x	2.83 x

SUPPLEMENTAL RATIO OF EARNINGS TO FIXED CHARGES
Earnings, as defined:
Income from continuing operations before income taxes	$123,916	$158,080	$131,715	$111,965	$137,890	$115,764
Adjust for distributed income of equity investees	(7,283)	2,464	(6,772)	(5,553)	(9,347)	(10,370)
Supplemental fixed charges, as below	63,563	80,028	79,358	70,024	62,463	59,351
Total earnings, as defined	$180,196	$240,572	$204,301	$176,436	$191,006	$164,745
Supplemental fixed charges:
Interest charges[1]	$62,013	$77,580	$76,711	$67,386	$59,955	$56,866
Rental interest factor	727	963	857	886	732	873
Supplemental increment to fixed charges[2]	823	1,485	1,790	1,752	1,776	1,612
Total supplemental fixed charges	$63,563	$80,028	$79,358	$70,024	$62,463	$59,351
Supplemental ratio of earnings to fixed charges	2.83 x	3.01 x	2.57 x	2.52 x	3.06 x	2.78 x
1 FIN 48 interest is not included in interest charges.
[2] Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam, Inc.
notes which are already included in operation expenses.